July 2, 2014

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549
Attention:  Ms. Luna Bloom and Ms. Maryse Mills-Apenteng

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 1, 2014, regarding
OBJ Enterprises, Inc.
Information Statement on Schedule 14C
Filed June 23, 2014
File No. 000-55080

Ladies and Gentlemen:

OBJ Enterprises, Inc. (the “Company”) hereby respectfully submits this letter as its response to the staff’s comments set forth in the July 1, 2014 comment letter regarding the above-referenced Information  Statement on Schedule 14C, as filed with the Securities and Exchange Commission (“SEC”) on June 23, 2014 (the “Information Statement”) (File No. 000-55080).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

General

Staff Comment No. 1:

We note your disclosure that you have plans to issue additional shares of common stock in the future. Please tell us in your response letter whether you have entered into any agreements or currently have any plans, proposals, or arrangements to issue any of the newly available authorized shares of common stock. If you have no such plans or agreements, please include a statement to this effect in your information statement.

OBJ Response No. 1:

The Company currently has not entered into any agreements and currently does not have any plans, proposals, or arrangements to issue any of the newly available authorized shares of common stock other than in connection with option agreements with certain of the Company’s officers and employees currently described in the section of the Information Statement titled “Interests of Certain Persons”.  The Company has added a statement to this effect in the second paragraph on page three of the amended preliminary Information Statement.

Securities and Exchange Commission
July 1, 2014

Staff Comment No. 2

Please state whether director vacancies that occur during the year may be filled by the board to serve only until the next annual meeting, or whether they may be filled for the remainder of the full term. See Instruction 1 to Item 19 of Schedule 14A applicable to you per Item 1 of Schedule 14C.

OBJ’s Response:

As currently set forth in the text of the amendment to the Company’s Articles of Incorporation as disclosed on pages 2 and 5 of the Information Statement, “any director appointed to fill a vacancy on the board by reason of death, resignation, removal from office, refusal to stand for re-election or otherwise shall be appointed for the remainder of the term of the class of the director they are appointed to replace.”  To make this clearer in the context of vacancies occurring during the year, we have added the following statement to page 4 of the amended preliminary Information Statement:

“Any director vacancies that occur during the year prior to the next meeting of stockholders at which directors will be elected may be filled by the Board of Directors with such appointed director to serve for the remainder of the full term of the Class to which they are appointed.”

The Company affirms the aforementioned statements and responses.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Information Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the Information Statement or our response letter, please do not hesitate to contact our legal counsel in relation to this matter, Dorsey & Whitney LLP, Jason K. Brenkert at 303-352-1133.

Sincerely,
OBJ Enterprises, Inc.

/s/ Paul Watson

Paul Watson
President and Chief Financial Officer